Prenetics, Parent of IM8, Appoints II Ranked, Caroline Levy, Veteran Wall Street Consumer Analyst as Independent Director
•30+ years as one of Wall Street’s top-ranked equity research consumer analysts, including leadership of U.S. consumer research at UBS
•Caroline will also serve on the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.
•Prenetics will report its second quarter 2026 financial results tomorrow, Tuesday, August 18, 2026, and will host a live earnings webcast at 8:30 a.m. Eastern time on StockTwits. CEO Danny Yeung and CFO Brian Rosin will present Q2 results and outlook, with newly appointed independent director Caroline Levy and founding Scientific Advisory Board member Dr. Dawn Mussallem, followed by live Q&A with research analysts. To join, please visit https://stocktwits.com/symbol/PRE.
NEW YORK, N.Y. – August 17, 2026 (GLOBE NEWSWIRE) – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health company and parent of the AI-native direct-to-consumer wellness brand IM8, co-founded by David Beckham, today announced the appointment of Caroline Levy to its Board of Directors as an independent director. Ms. Levy will also serve on the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee.
Ms. Levy brings more than three decades of experience analyzing and advising consumer companies. Ranked among Wall Street’s top consumer analysts by Institutional Investor (“II”) and The Wall Street Journal, she spent a decade at UBS, where she led U.S. consumer research, served as Chief Operating Officer of Research and chaired the Investment Review Committee. She subsequently spent eight years as a managing director and senior analyst at CLSA and most recently covered the beverage sector at Macquarie.
Ms. Levy is a current member of the Board of Directors of Celsius Holdings, Inc. (NASDAQ: CELH), where she has served since 2020, a period in which Celsius grew from an emerging challenger into one of the most successful consumer growth stories of the decade. She brings to Prenetics deep expertise across consumer brands, capital markets, and corporate governance — and firsthand experience guiding a high-growth consumer company through rapid scale.
Danny Yeung, Chief Executive Officer of Prenetics and Co-Founder of IM8, said: “I have known Caroline for more than two years, and I am truly honored to welcome her to our Board. Directors of her caliber have their choice of boardrooms. Caroline spent three decades as one of the most respected voices in consumer investing, and she has been inside some of the industry's greatest success stories. She chose to bring that experience to Prenetics, at exactly the moment we need it most: as IM8 scales from breakout brand to global company. Her judgment will make us better, and our shareholders stronger.”
Caroline Levy said: “I have followed Prenetics closely for more than two years and have been impressed by the progress Danny and the team have made. IM8 is addressing a growing consumer interest in health, nutrition and longevity, and I believe there is a significant opportunity ahead. I look forward to working with the Board and management team as the company enters its next phase of development.”
About Prenetics
Prenetics Global Limited (NASDAQ: PRE) is a leading consumer health company on a mission to advance human health and longevity. Its flagship brand, IM8, co-founded with David Beckham, is redefining premium daily nutrition through science-backed formulations — anchored by Daily Ultimate Essentials, a 90-ingredient daily nutrition system that is NSF Certified for Sport and clinically studied. IM8 is the fastest-growing premium supplement brand ever recorded, surpassing $200 million in annualized run-rate revenue within 18 months of launch, shipping to 43 countries, and delivering approximately 200,000 servings daily. IM8's ambassador and equity-partner roster includes David Beckham, Giannis Antetokounmpo, Aryna Sabalenka, Ollie Bearman, Jay Shetty, and Inter Miami CF. Learn more at prenetics.com and im8health.com.

About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials Pro, is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.
Investor Relations Contact
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. Our guidance reflects management’s current estimates and assumptions as of the date of this press release, is subject to significant risks and uncertainties, and is not a guarantee of future performance. Actual results may differ materially. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” “guidance,” “outlook,” “forecast,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, and therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the impact of the Customer Investment Agreement with GC Customer Value Arranger, LLC is unpredictable, and the arrangement may not function as expected, and its failure to do so could materially and adversely impact our financial condition and results of operations, we may require additional capital to grow our business, which may not be available on terms acceptable to us or at all, the Company may not be able to maintain and enhance its IM8 business and brand if it suffers negative publicity or fails to maintain a strong base of engaged customers and content creators, or otherwise fails to meet customers’ expectations; the Company’s ability to further develop and grow its business, including new products and services; and the Company’s ability to efficiently and effectively deploy financial and management resources towards maintaining and growing the business. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law. Nothing in this press release constitutes an offer to sell, or the solicitation of an offer to buy, any securities of the Company.